# KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

04 JAN -5 AM 7:21

04012221

**BY COURIER**

Our Ref : KLK/SE

2 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

**ANNOUNCEMENT : FILE NO. 82-5022**
**Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

| **DATE** | **TITLE** |
|---|---|
| | **GENERAL ANNOUNCEMENT** |
| 28 Nov. 2003 | Members' Voluntary Liquidation – Crabtree & Evelyn Industrie S.A. |
| 20 Dec. 2003 | Listed Companies' Crop – November 2003 |
| | **CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965** |
| 4 Dec. 2003 | Employees Provident Fund Board |
| 8 Dec. 2003 | Employees Provident Fund Board |
| 11 Dec. 2003 | Employees Provident Fund Board |
| 11 Dec. 2003 | Dato' Lee Soon Hian |
| 15 Dec. 2003 | Employees Provident Fund Board |
| 19 Dec. 2003 | Employees Provident Fund Board |
| 22 Dec. 2003 | Employees Provident Fund Board |
| 24 Dec. 2003 | Employees Provident Fund Board |
| 27 Dec. 2003 | Employees Provident Fund Board |
| 2 Jan. 2004 | Employees Provident Fund Board |
| | **CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965** |
| 11 Dec. 2003 | Dato' Lee Soon Hian |

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

dlw 1/20

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong
Attention : Ms Tintin Subagyo

*sh/adr/dec03*

Form Version 2.0

# General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **28/11/2003 05:01:22 PM**
Reference No **KL-031128-7B53A**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Members' Voluntary Liquidation**
**- Crabtree & Evelyn Industrie S.A.**

* **Contents :-**

Kuala Lumpur Kepong Berhad wishes to announce that Crabtree & Evelyn Industrie S.A., an inactive wholly-owned subsidiary incorporated in France has been placed under members' voluntary liquidation in accordance with French Corporate Law.

Mr David Ridley has been appointed as liquidator for the above liquidation.

Other than the liquidation expenses, there are no losses or material financial effects on the Group's net tangible assets and earning per share arising from the liquidation.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

sh

Form Version 2.0

# General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **20/12/2003 09:04:03 AM**
Reference No **KL-031220-574C4**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J C Lim** |
| * Designation | : | **Company Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Listed Companies' Crop**
**November 2003**

* **Contents :-**

We submit below the crop figures for the month of **November 2003** :-

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

| | 2003 | | |
|---|---|---|---|
| | Oct | **Nov** | Dec |
| Oil Palm (FFB) (mt) | 178,419 | **169,860** | |
| Rubber (kg) | 2,244,610 | **2,049,155** | |

| | 2004 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep |
| Oil Palm (FFB) (mt) | | | | | | | | | |
| Rubber (kg) | | | | | | | | | |

/gcs

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04/12/2003 08:33:12 AM
Reference No KL-031204-2F18E

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **Kuala Lumpur Kepong Berhad** |
| * | Stock name | : **KLK** |
| * | Stock code | : **2445** |
| * | Contact person | : **J. C. Lim** |
| * | Designation | : **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * | Name | : **Employees Provident Fund Board** |
| * | Address | : **Tingkat 23, Bangunan KWSP,<br>Jalan Raja Laut,<br>50350 Kuala Lumpur** |
| * | NRIC/passport no/company no. | : **EPF ACT 1991** |
| * | Nationality/country of incorporation | : **Malaysia** |
| * | Descriptions(class & nominal value) | : **Ordinary Shares of RM1.00 each** |
| * | Name & address of registered holder | : |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **20/11/2003** | * **4,100** | |

| | | |
|---|---|---|
| * | Circumstances by reason of which change has occurred | : **Purchase of shares on open market** |
| * | Nature of interest | : **Direct** |
| | Direct (units) | : **39,670,800** |
| | Direct (%) | : **5.59** |
| | Indirect/deemed interest (units) | : |
| | Indirect/deemed interest (%) | : |

| | | |
|---|---|---|
| * **Total no of securities after change** | : | **39,670,800** |
| * Date of notice | : | **21/11/2003** |
| Remarks | : | |

**fsc**

Form Version 2.0

## Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/12/2003 09:31:01 AM**
Reference No **KL-031208-7C22F**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **28/11/2003** | * **66,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares on open market** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **39,736,800** |
| Direct (%) | : | **5.6** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |

* **Total no of securities after change** : **39,736,800**

* Date of notice : **28/11/2003**

Remarks :
**fsc**

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/12/2003 03:07:21 PM**
Reference No **KL-031211-69AE7**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **04/12/2003** | * **100,000** | |
| **Disposed** | **04/12/2003** | **159,300** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares on open market and Sales of equity managed by Portfolio Manager** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **39,677,500** |
| Direct (%) | : | **5.59** |
| Indirect/deemed interest (units) | : | |

| | | |
|---|---|---|
| | Indirect/deemed interest (%) | : |
| * | **Total no of securities after change** | : **39,677,500** |
| * | Date of notice | : **04/12/2003** |
| | Remarks<br>**fsc** | : |

Form Version 2.0

## Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/12/2003 03:07:10 PM**
Reference No **KL-031211-69AE5**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J.C. Lim** |
| * Designation | : | **Company Secretary** |

---

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Dato' Lee Soon Hian** |
| * Address | : | **11 Jalan Gopeng, 30250 Ipoh** |
| * NRIC/passport no/company no. | : | **570807-08-6365** |
| * Nationality/country of incorporation | : | **Malaysian** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **04/12/2003** | * **100,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Direct Interest** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **800,000** |
| Direct (%) | : | **0.11** |
| Indirect/deemed interest (units) | : | **329,997,600** |
| Indirect/deemed interest (%) | : | **46.48** |
| * **Total no of securities after change** | : | **330,797,600** |

| | | |
|---|---|---|
| * Date of notice | : | **10/12/2003** |
| Remarks<br>**sh** | : | |

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/12/2003 08:29:40 AM**
Reference No **KL-031215-26FDC**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP,**<br>**Jalan Raja Laut,**<br>**50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **05/12/2003** | * **80,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares on open market** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **39,757,500** |
| Direct (%) | : | **5.6** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |

| | | |
|---|---|---|
| * | **Total no of securities after change** | : **39,757,500** |
| * | Date of notice | : **08/12/2003** |
| | Remarks | : |

**fsc**

---

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/12/2003 08:42:20 AM**
Reference No **KL-031219-3DCB1**

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **Kuala Lumpur Kepong Berhad** |
| * | Stock name | : **KLK** |
| * | Stock code | : **2445** |
| * | Contact person | : **J. C. Lim** |
| * | Designation | : **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * | Name | : **Employees Provident Fund Board** |
| * | Address | : **Tingkat 23, Bangunan KWSP,<br>Jalan Raja Laut,<br>50350 Kuala Lumpur** |
| * | NRIC/passport no/company no. | : **EPF ACT 1991** |
| * | Nationality/country of incorporation | : **Malaysia** |
| * | Descriptions(class & nominal value) | : **Ordinary Shares of RM1.00 each** |
| * | Name & address of registered holder | : |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **10/12/2003** | * **193,000** | |
| **Disposed** | **09/12/2003** | **174,400** | |
| **Disposed** | **10/12/2003** | **93,800** | |
| **Disposed** | **09/12/2003** | **300,000** | |
| **Disposed** | **09/12/2003** | **65,000** | |

| | | |
|---|---|---|
| * | Circumstances by reason of which change has occurred | : **Purchase of shares on open market and Sales of equity managed by Portfolio Manager** |
| * | Nature of interest | : **Direct** |
| | Direct (units) | : **39,317,300** |
| | Direct (%) | : **5.54** |
| | Indirect/deemed interest (units) | : |

| | | |
|---|---|---|
| | Indirect/deemed interest (%) | : |
| * | **Total no of securities after change** | : **39,317,300** |
| * | Date of notice | : **10/12/2003** |
| | Remarks | : |

**fsc**

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/12/2003 09:18:57 AM**
Reference No **KL-031222-6D567**

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **Kuala Lumpur Kepong Berhad** |
| * | Stock name | : **KLK** |
| * | Stock code | : **2445** |
| * | Contact person | : **J. C. Lim** |
| * | Designation | : **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * | Name | : **Employees Provident Fund Board** |
| * | Address | : **Tingkat 23, Bangunan KWSP,**<br>**Jalan Raja Laut,**<br>**50350 Kuala Lumpur** |
| * | NRIC/passport no/company no. | : **EPF ACT 1991** |
| * | Nationality/country of incorporation | : **Malaysia** |
| * | Descriptions(class & nominal value) | : **Ordinary Shares of RM1.00 each** |
| * | Name & address of registered holder | : |

**as above**

**Details of changes**

| | Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|---|
| * | **Acquired** | * **11/12/2003** | * **200,000** | |
| | **Acquired** | **12/12/2003** | **15,000** | |
| | **Disposed** | **12/12/2003** | **100,000** | |
| | **Disposed** | **11/12/2003** | **200,000** | |
| | **Disposed** | **12/12/2003** | **50,000** | |

| | | |
|---|---|---|
| * | Circumstances by reason of which change has occurred | : **Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager** |
| * | Nature of interest | : **Direct** |
| | Direct (units) | : **39,182,300** |
| | Direct (%) | : **5.52** |
| | Indirect/deemed interest (units) | : |

| | | |
|---|---|---|
| | Indirect/deemed interest (%) | : |
| * | **Total no of securities after change** | : **39,182,300** |
| * | Date of notice | : **12/12/2003** |
| | Remarks<br>**fsc** | : |

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/12/2003 02:33:42 PM**
Reference No **KL-031224-3BF4B**

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **Kuala Lumpur Kepong Berhad** |
| * | Stock name | : **KLK** |
| * | Stock code | : **2445** |
| * | Contact person | : **J. C. Lim** |
| * | Designation | : **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * | Name | : **Employees Provident Fund Board** |
| * | Address | : **Tingkat 23, Bangunan KWSP,<br>Jalan Raja Laut,<br>50350 Kuala Lumpur** |
| * | NRIC/passport no/company no. | : **EPF ACT 1991** |
| * | Nationality/country of incorporation | : **Malaysia** |
| * | Descriptions(class & nominal value) | : **Ordinary Shares of RM1.00 each** |
| * | Name & address of registered holder<br>**as above** | : |

**Details of changes**

| | Type of transaction | | Date of change | | No of securities | Price transacted (RM) |
|---|---|---|---|---|---|---|
| * | **Acquired** | * | **16/12/2003** | * | **47,200** | |
| | **Disposed** | | **15/12/2003** | | **25,000** | |

| | | |
|---|---|---|
| * | Circumstances by reason of which change has occurred | : **Purchase of shares on open market and Sales of equity managed by Portfolio Manager** |
| * | Nature of interest | : **Direct** |
| | Direct (units) | : **39,204,500** |
| | Direct (%) | : **5.52** |
| | Indirect/deemed interest (units) | : |

| | | |
|---|---|---|
| Indirect/deemed interest (%) | : | |
| * **Total no of securities after change** | : | **39,204,500** |
| * Date of notice | : | **16/12/2003** |
| Remarks | : | |

**fsc**

---

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/12/2003 12:22:35 PM**
Reference No **KL-031227-7BD65**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **17/12/2003** | * **93,400** | |
| **Disposed** | **18/12/2003** | **180,600** | |
| **Disposed** | **17/12/2003** | **30,000** | |
| **Disposed** | **18/12/2003** | **70,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **39,017,300** |
| Direct (%) | : | **5.5** |
| Indirect/deemed interest (units) | : | |

| | | |
|---|---|---|
| | Indirect/deemed interest (%) | : |
| * | **Total no of securities after change** | : **39,017,300** |
| * | Date of notice | : **18/12/2003** |
| | Remarks | : |

**fsc**

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02/01/2004 11:55:47 AM
Reference No KL-040102-53BCF

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP,<br>Jalan Raja Laut,<br>50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **23/12/2003** | * **2,000** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares on open market** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **39,019,300** |
| Direct (%) | : | **5.5** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |

* **Total no of securities after change** : 39,019,300

* Date of notice : **24/12/2003**

Remarks :
**fsc**

---

Form Version 2.0

# Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/12/2003 03:07:20 PM**
Reference No **KL-031211-69AE6**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

---

**Particulars of director**

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **04/12/2003** | * **100,000** | **6.600** |

Circumstances by reason of which change has occurred : **Direct Interest**
Nature of interest : **Direct**
Consideration (if any) :
**Total no of securities after change** :
Direct (units) : **800,000**
Direct (%) : **0.11**
Indirect/deemed interest (units) : **329,997,600**
Indirect/deemed interest (%) : **46.48**
* Date of notice : **10/12/2003**

Remarks :